FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2016 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On May 18, 2016, the registrant announces its presentation for straight debt refinancing, following May 9, 2016 announcement. Attached please find the presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 18, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

May 2016 Strategy/ Performance: Stable Growth

** TowerJazz Proprietary Information ** Disclaimers Forward Looking Statements This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding expected (i) customer demand, (ii) utilization and cross utilization of our Fabs, (iii) growth in our end markets, (iv) market and technology trends, and (v) growth in revenues, cash flow, margins and net profits are all forward-looking statements. Actual results may differ materially from those projected or implied by such forward-looking statements due to various risks and uncertainties risks applicable to TowerJazz’s business as described in the reports filed by Tower Semiconductor Ltd. (“Tower”) the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority (“ISA”), including the risks identified under the heading "Risk Factors" in Tower’s most recent filing on Forms 20-F as filed with the SEC and in Section 3.7 of Tower’s Shelf Prospectus filed as an Other Report or Announcement with the ISA on May 10, 2016. These filings identify and address important factors that could cause TowerJazz's future financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations or financial condition of TowerJazz. TowerJazz is providing this information as of the date of this presentation and expressly disclaims any obligation to update any of the forward-looking statements or other information contained in this document as a result of new information, future events or otherwise. *

** TowerJazz Proprietary Information ** The Global Specialty Analog Foundry Proprietary Process Technology Analog-Accurate Design Kits Design Services Global manufacturing capacity Specialty Analog IC Manufacturing Fabless IDM *

Specialty Foundry Advantages

	Digital Moore's Law Foundries	*Specialty Analog Foundries*
Capacity Capex	High	Low
Technology Capex	High	Low
Product Lifetime	Short	Long
Customer Engagement	Typically multi-source	Sole or limited source
Technology Differentiation	At leading edge only	Across process technologies
Segment Sizes	Large	Many niches through mid-size
Process Technologies	CMOS	SiGe, BiCMOS, MEMS, CIS
Technology Nodes	65nm-22nm	350nm-65nm - SPECIALTY
	High speed data crunching and storage	Real world interfacing to digital world

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** TowerJazz Proprietary Information **
TOWERJAZZ The Global Specialty Foundry Leader

** TowerJazz Proprietary Information ** Foundry Landscape Source: IC Insights, EE Times, Company Reports Digital Deep Sub Micron Specialty Analog The fastest growing foundry in the world *

** TowerJazz Proprietary Information ** * 10 Years Turnaround Financials 2005 Present Run Rate Revenues $M 100 1,200 Net Debt $M 550 65 Operations 2005 Present Run Rate # of Fabs 2 7 Locations 1 3 continents/ 6 locations Capacity KWPY 290 2,350 Employees 900 4,500 Customers ~30 >300

TowerJazz & TPSCo Worldwide Manufacturing Facilities

Over 2.3 million wafers per year!



Midgal HaEmek, Israel

- 6", 150mm
- CMOS, CIS, Power, Discrete
- 1μm to 0.35μm



Midgal HaEmek, Israel

- 8", 200mm
- CMOS, CIS, Power, Discrete, MEMS
- 0.18μm to 0.13μm Cu



Newport Beach, USA

- 8", 200mm
- CMOS, CIS, MEMS, RF Analog
- 0.5 μm to 0.13μm



San Antonio, USA

- 8" (200mm)
- Power, RF Analog
- 0.18μm
- Al BEOL



Arai, Japan

- 8", 200mm
- Analog, CIS
- 0.13μm to 0.11μm
- Thick Cu RDL



Tonami, Japan

- 8", 200mm
- Power Discrete, NVM, CCD
- 0.35μm to 0.15μm



Uozu, Japan

- 12", 300mm
- CMOS, CIS, RF
- 65nm to 45nm

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** TowerJazz Proprietary Information **

TOWERJAZZ
The Global Specialty Foundry Leader

** TowerJazz Proprietary Information ** * Annual Revenues

** TowerJazz Proprietary Information ** How we have built revenue stability $800M under contract or special supply agreement Strong commitment through sole sourcing *

** TowerJazz Proprietary Information ** First Quarter 2016 Financial Highlights Strong and continuous revenue growth Record revenues of $278 million (23% YoY growth, 9% QoQ) Strong Q2 2016 mid range revenue guidance of $300 million (27% YoY growth; 8% QoQ) Substantial net profit and margins increase Net profit of $66 million, including $41 million San Antonio Fab acquisition net gain Record EBIDTA of $78 million (51% YoY increase) Gross profits of $61 million (up from $33 million in Q1‘15) Strong Balance Sheet and Financial Ratios Generated Record cash from operations of $77 million, with free cash flow of $20 million Received an A rating from S&P Maalot (Israel), an S&P Global Ratings fully owned company Reduced net debt to $65 million, reflecting < 0.3X annual net debt to EBITDA ratio Increased cash and short-term deposits to $245 million Record shareholders equity of $504 million, as compared to $386 million as of Dec’31, 2015 $278 million RECORD REVENUES Q1 Revenues *

** TowerJazz Proprietary Information ** Continuous Quarterly Revenue Growth * mid-range guidance *

** TowerJazz Proprietary Information ** Key Financial Metrics *

** TowerJazz Proprietary Information ** Key Financial Metrics *

** TowerJazz Proprietary Information **
Financial Performance ($ in millions)
* One time items included (i) for Q1’15, $85 million non-cash bonds F conversion effect and $10 million tax non-cash income; (ii) for Q1’14, $151 million TPSCo net acquisition gain and $71 million Nishiwaki cessation relates costs, net; (iii) for Q1’16, $41 million San Antonio Fab net acquisition gain
** “Annual EBITDA” for each quarter is each quarter’s EBITDA times 4
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** TowerJazz Proprietary Information ** Financial Performance ($ in millions) * One time items included (i) for Q1’15, $85 million non-cash bonds F conversion effect and $10 million tax non-cash income; (ii) for Q1’14, $151 million TPSCo net acquisition gain and $71 million Nishiwaki cessation relates costs, net; (iii) for Q1’16, $41 million San Antonio Fab net acquisition gain ** “Annual EBITDA” for each quarter is each quarter’s EBITDA times 4 *

** TowerJazz Proprietary Information ** * Q1’16 Results – Balance Sheet ($ in thousands)

** TowerJazz Proprietary Information ** Q1’16 Results – P&L Report ($ in thousands) *

** TowerJazz Proprietary Information ** Q1’16 Results – Adjusted Net Profit and EBITDA ($ in thousands) *

** TowerJazz Proprietary Information ** Q1’16 Results – Cash Flow (Sources & Uses) Report ($ in thousands) *

** TowerJazz Proprietary Information ** Debt Summary As of March 31, 2016 (as of December 31, 2014) Bonds Debt Summary Banks Debt Summary Total Debt as of March 31, 2016 is $310M vs. $505M as of December 31, 2014: Net debt is $65M Reflecting < 0.3X Net Debt to EBITDA ratio *

** TowerJazz Proprietary Information ** 2016 Focuses Continued revenue growth Special focus on SA new fab and TPSCo 3rd party business Maximized free cash flow Increasing net profit Margins growth Cap-Ex investments for growth to meet excess customer demand: Customer funded programs for capacity reservation Assured mid to short term ROI Full utilization of potential cross qualification between our fabs *

** TowerJazz Proprietary Information ** TowerJazz Business Units – Specialty Technology Leader RF & HPA Power CIS MS CMOS TOPS Aerospace & Defense *

** TowerJazz Proprietary Information ** * RF HPA Markets and Solutions High Performance SiGe RF SOI and SiGe LNA/PA Complementary BiCMOS Wireless Front-Ends Wireline Front-Ends High Performance Analog High Growth driven by Smartphones and IoT High Growth driven by video, data internet traffic Steady Volume driven by cloud-based HDD and analog component market High Performance SiGe mmWave Emerging Value driven by radar and other high-frequency applications

** TowerJazz Proprietary Information ** * Power Markets and Solutions 0.18um BCD + NVM and digital 0.18um BCD Technology High Power Modules Display, Audio, Touch, Power Management Automotive & Communication Industrial & Infrastructure 700V Power Technology LED Lighting High Volume driven by consumer device growth High Value driven by more integrated power Emerging Market in low energy lighting for power semiconductors High Power motor drivers

** TowerJazz Proprietary Information **
Specialty CIS Key Markets and Solutions
Professional Photography
Medical X-Ray
Industrial & High Speed
Automotive & Security
Market Leader for dental x-ray CMOS
Supplying all Tier-1 vendors
Smallest endoscopy solution
High speed and high accuracy
Global shutter technology
“Intelligent” pixels
2D and line sensors
High sensitivity and high dynamic range
High NIR sensitivity
Linear HDR for color imagers
3D Gesture Control
Design wins with market leaders
High volume and yet good margin market
High NIR sensitivity
ToF and structured light solutions
Technology, Flexibility, Experience and Commitment allows our customers to bring to the market the best in class products
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Highest requirements for image quality
Large sensors, very high resolution,
demanding frame rate
Very low defect count
Very high sensitivity, dynamic
range & low noise

** TowerJazz Proprietary Information ** Specialty CIS Key Markets and Solutions Professional Photography Medical X-Ray Industrial & High Speed Automotive & Security Highest requirements for image quality Large sensors, very high resolution, demanding frame rate Very low defect count Very high sensitivity, dynamic range & low noise Market Leader for dental x-ray CMOS Supplying all Tier-1 vendors Smallest endoscopy solution High speed and high accuracy Global shutter technology “Intelligent” pixels 2D and line sensors High sensitivity and high dynamic range High NIR sensitivity Linear HDR for color imagers 3D Gesture Control Design wins with market leaders High volume and yet good margin market High NIR sensitivity ToF and structured light solutions Technology, Flexibility, Experience and Commitment allows our customers to bring to the market the best in class products

** TowerJazz Proprietary Information ** Market MEGATRENDS driven by Internet of Things Key megatrends driving rapid growth in Analog/Mixed-Signal applications Analog/Mixed-Signal Applications High-Performance Analog Power Management RF Sensors (Imaging, MEMS) Energy Efficiency Seamless Connectivity Embedded Systems 31% of Revenues 17% of Revenues 28% of Revenues *

** TowerJazz Proprietary Information ** "Leadership and learning are indispensable to each other” - John F. Kennedy To maintain number one analog foundry – we learn best from our customers. By edict, all business units roadmaps are to be aligned with 1st tier customer. *

** TowerJazz Proprietary Information ** Analog Market Opportunity * * LOGIC/MEMORY Apps Processor + DRAM NAND Flash NOR Flash Quad Baseband 4 Power Audio Display PA Switch Controller ESD Discretes Gyroscopes Compass … Many ANALOG FEM

Wireless FEM content example

iPhone 6



FEM content from ifixit teardown:

- Skyworks 77802-23 Low Band LTE PAD
- Skyworks 77803-20 Mid Band LTE PAD
- Skyworks 77356-8 Mid Band PAD
- Avago A8020 High Band PAD
- Avago A8010 Ultra High Band PA + FBARs
- RF Micro Devices RF5159 Antenna Switch Module
- Murata 339S0228 Wi-Fi Module



TowerJazz FEM Solutions:

RF SOI (Switches), SiGe (LNA/PA), RF CMOS (control)

** TowerJazz Proprietary Information **

TOWERJAZZ
The Global Specialty Foundry Leader

** TowerJazz Proprietary Information **
Press Release | May 17th, 2016
TowerJazz Begins Mass Production of a New Integrated
SiGe Based “Front-End Module on a Chip” RF Platform
Tailored to Meet the Challenges of the Internet of Things
TowerJazz has partnered with industry leader, Skyworks Solutions, Inc., an innovator of high performance analog semiconductors connecting people, places and things, to deliver a first of its kind integrated wireless FEM using this technology. “We are pleased that our long partnership with TowerJazz on SiGe
BiCMOS for PA based products is now in volume production for key customers of
Skyworks Solutions,” said Bill Vaillancourt, GM/VP Skyworks Connectivity Solutions.
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** TowerJazz Proprietary Information ** Press Release | May 17th, 2016 TowerJazz Begins Mass Production of a New Integrated SiGe Based “Front-End Module on a Chip” RF Platform Tailored to Meet the Challenges of the Internet of Things TowerJazz has partnered with industry leader, Skyworks Solutions, Inc., an innovator of high performance analog semiconductors connecting people, places and things, to deliver a first of its kind integrated wireless FEM using this technology. “We are pleased that our long partnership with TowerJazz on SiGe BiCMOS for PA based products is now in volume production for key customers of Skyworks Solutions,” said Bill Vaillancourt, GM/VP Skyworks Connectivity Solutions. *
** TowerJazz Proprietary Information ** Sell Price Increase From New Products/ Gen’s/ Technologies # of years Sell price Specific technology generation / product sell price Blended / average Sell Price Gen1 Gen2 Gen3 Gen4 *

** TowerJazz Proprietary Information ** Low cost, low risk, WIN WIN capacity acquisition $$ Utilization Revenue Fixed + Variable Cost 50-60% Fixed Cost Cash Breakeven Point *

** TowerJazz Proprietary Information ** Low cost, low risk, WIN WIN capacity acquisition $$ Utilization Revenue Fixed + Variable Cost 50-60% Fixed Cost *

** TowerJazz Proprietary Information ** Company Highlights Manufacture analog IC in growing markets such as consumer, automotive, medical, industrial, and aerospace & defense Offer advanced specialty process technologies including RF/HPA, PM, CIS, MS/CMOS, and MEMS capabilities Strong performance & financials Q2’16 annualized mid-range guidance of $1.2B as compared to $961M in 2015 Substantial margins increase with sustainable model for growing net profit Strong balance sheet and financial ratios *

** TowerJazz Proprietary Information ** * Summary Well Positioned in Growth Markets RF SOI and SiGe for wireless smartphone, IoT, and data networks CMOS Image Sensor and 3D Gesturing Power management and conversion Strong available capacity in TPSCo and San Antonio and investing in additional capacity Driving Strong Financial Performance Strong revenue growth throughout 2015 with expected growth in 2016 Sustainable business and financial model for margins and net profit growth Strong balance sheet and financial ratios Free cash flow “state of mind”